P.O. Box 2600
Valley Forge, PA 19482-2600

610-503-0211
paul_scott@vanguard.com

September 26, 2018

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard Specialized Funds (the “Trust”)
File No. 2-88116
Post-Effective Amendment No. 99 – Vanguard Precious Metals and Mining Fund (the
“Fund”)

Dear Ms. Larkin,

This letter responds to your comments provided on September 12, 2018, to the above referenced post-effective amendment.

Comment 1:	Fees and Expenses
Comment:	Footnote 1 to the Annual Fund Operating Expenses Table states that the expense information in the table reflects estimated amounts for the current fiscal year. Please explain supplementally the basis for estimating these amounts.

Response:	We have revised Footnote 1 to the Annual Fund Operating Expenses to remove language relating to estimating the amounts for the current fiscal year and to reflect that the expense information shown in the Table has been restated to reflect current fees, in accordance with Instruction 3(d)(ii) of Item 3 of Form N-1A.

Comment 2:	Principal Investment Strategies
Comment:	The Staff notes that the Fund’s name contains the word “global.” Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, the Fund could include a policy that under normal circumstances, the Fund will invest at least 40% of its assets outside the United States, unless market conditions are not deemed favorable, in which case the
Fund would invest at least 30% of its assets outside the United States.

Response:	The Adopting Release for Rule 35d-1 under the 1940 Act (“Adopting Release”) states that, although “global” and “international” funds, which are similar to “world” funds, are not subject to Rule 35d-1 under the 1940 Act, the terms “global” and “international”
connote diversification among investments in a number of different countries throughout the world. Footnote 42 of the Adopting Release explains that the SEC expects that funds using these terms in their names will invest their assets in investments that are tied

Lisa N. Larkin, Esq.
September 26, 2018

economically to a number of countries throughout the world. The SEC Staff, in 2012, clarified that one way to satisfy this requirement would be for a fund to invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the United States or, if conditions are not favorable, invest at least 30 percent of its assets outside the United States. We believe that the Fund’s investment strategy conforms to the guidance found in the above footnote and other Staff guidance. As disclosed in the Fund’s “Principal Investment Strategies,” the Fund invests in U.S. and foreign equity securities and typically invests across “a mix of developed and emerging market stocks.” The Market Exposure section of the Fund’s prospectus further discloses that the Fund “invests in a broad range of companies, industry sectors, and countries” (emphasis added). Because we believe that the Fund’s investment strategy conforms to the guidance found in the above footnote and other SEC staff guidance, we respectfully decline to make the requested change.

Comment 3:	Principal Investment Strategies
Comment:	The principal strategies section on page 2 states that the Fund “seeks to avoid companies, assets and business models that can be easily replicated.” Please briefly explain the meaning of this language or add an example that clarifies the meaning of this language.

Response:	We have added disclosure that clarifies the meaning of this language.

Comment 4:	Annual Total Returns – Fund Performance Information
Comment:	Please confirm if you will include the performance of the Fund’s former advisor.

Response:	We confirm that the Performance Information section will include the performance of the
Fund’s former advisor.

Comment 5:	More on the Fund – Market Exposure
Comment:	The second paragraph of the disclosure on page 7 in the “Market Exposure” section is repetitive of the first paragraph in that section. Please consider revising the paragraphs to reduce repetition of the disclosure.

Response:	We have revised the disclosure in the manner suggested.

Comment 6:	More on the Fund – Market Exposure
Comment:	In the “Market Exposure” section on page 7, the first sentence of the second paragraph states: “The Fund selects securities when they are at a discount to intrinsic value.” The last sentence of that paragraph states: “The Fund may have an orientation towards value
	stocks	” This disclosure appears to be inconsistent. Please revise or clarify the disclosure in this paragraph for consistency.

Response:	We have revised the first sentence of the second paragraph on page 7 to state: “The Fund typically selects securities when they are at a discount to intrinsic value.”

Comment 7:	More on the Fund – Market Exposure

Lisa N. Larkin, Esq.
September 26, 2018

Comment:	In the “Market Exposure” section, on page 7, please add disclosure explaining how the
Fund’s advisor decides to sell a security. If this disclosure is already included, please explain supplementally where it appears.

Response:	We have added the requested disclosure.

Comment 8:	More on the Fund – Security Selection
Comment:	The “Security Selection” section on page 12 includes disclosure that states that the Fund
“typically combines exposure to cyclical natural resource sectors.” For purposes of plain
English disclosure, please revise this language or provide an example of cyclical natural resource sectors.

Response:	We have removed the sentence on page 12 that stated that the Fund’s portfolio “typically combines exposure to cyclical natural resource sectors” and have replaced it with new disclosure that provides additional information on the portfolio’s expected exposure.

Comment 9:	Part C
Comment:	Please include a reference in Part C of the Fund’s registration statement to the advisory agreement and code of ethics for the Fund’s new advisor.

Response:	We confirm that Part C of the Fund’s registration statement will include references to the advisory agreement and code of ethics for the Fund’s new advisor.

Please contact me at (610) 503-0211 with any questions or comments regarding the above response.

Thank you.

Sincerely,

Paul W. Scott
Senior Counsel
The Vanguard Group, Inc.